United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

BeyondSpring Inc.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G10830100
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G10830100	SCHEDULE 13G	Page 2 of 12
1	NAMES OF REPORTING PERSONS
Ever Regal Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,660,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,660,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,660,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.79% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 23,184,614 Ordinary Shares of BeyondSpring Inc. (the “Ordinary Shares”) outstanding as of February 14, 2019.

CUSIP No. G10830100	SCHEDULE 13G	Page 3 of 12
1	NAMES OF REPORTING PERSONS
Fairy Eagle Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,620,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,620,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,620,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.93% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 23,184,612 Ordinary Shares outstanding as of February 14, 2019.

CUSIP No. G10830100	SCHEDULE 13G	Page 4 of 12
1	NAMES OF REPORTING PERSONS
Rosy Time Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,190,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,190,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,190,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.45% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 23,184,612 Ordinary Shares outstanding as of February 14, 2019.

CUSIP No. G10830100	SCHEDULE 13G	Page 5 of 12
1	NAMES OF REPORTING PERSONS
Lan Huang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,367,037(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,367,037(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,367,037(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
49.03% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes 4,620,000 Ordinary Shares owned directly by Fairy Eagle Investment Limited, 2,190,000 Ordinary Shares owned directly by Rosy Time Holdings Limited, 3,660,000 Ordinary Shares owned directly by Ever Regal Group Limited, 600,000 shares by the Lan Huang Trust and 137,037 Ordinary Shares held directly by Mr. Jia. Also includes 160,000 Ordinary Shares owned directly by Wanchun Biotechnology Co., LTD (“Wanchun Biotech”). Dr. Lan Huang and Mr. Linqing Jia, her spouse, jointly own 100% of the equity interests in Wanchun Biotech. Dr. Huang and Mr. Jia share voting and dispositive power for all of the foregoing shares.

(2)	Based on 23,184,612 Ordinary Shares outstanding as of February 14, 2019.

CUSIP No. G10830100	SCHEDULE 13G	Page 6 of 12
1	NAMES OF REPORTING PERSONS
Linqing Jia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,367,037(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,367,037(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,367,037(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
49.03% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes 4,620,000 Ordinary Shares owned directly by Fairy Eagle Investment Limited, 2,190,000 Ordinary Shares owned directly by Rosy Time Holdings Limited, 3,660,000 Ordinary Shares owned directly by Ever Regal Group Limited, 600,000 shares by the Lan Huang Trust and 137,037 Ordinary Shares held directly by Mr. Jia. Also includes 160,000 Ordinary Shares owned directly by Wanchun Biotechnology Co., LTD (“Wanchun Biotech”). Dr. Lan Huang and Mr. Linqing Jia, her spouse, jointly own 100% of the equity interests in Wanchun Biotech. Dr. Huang and Mr. Jia share voting and dispositive power for all of the foregoing shares.

(2)	Based on 23,184,612 Ordinary Shares outstanding as of February 14, 2019.

CUSIP No. G10830100	SCHEDULE 13G	Page 7 of 12
Item 1(a)	Name of Issuer:

BeyondSpring Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

28 Liberty Street, 39th Floor New York, New York 10005

Item 2(a)-(c)	Name of Persons Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (each a “Reporting Person” and, collectively, as the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

1.
Ever Regal Group Limited, a limited liability company organized under the laws of the British Virgin Islands (“Ever Regal”), in its capacity as the direct owner of 3,660,000 of the Issuer’s Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”);

2.	Fairy Eagle Investment Limited, a limited liability company organized under the laws of the British Virgin Islands (“Fairy Eagle”), in its capacity as the direct owner of 4,620,000 Ordinary Shares;

3.	Rosy Time Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands (“Rosy Time”), in its capacity as the direct owner of 2,190,000 Ordinary Shares;

4.	Lan Huang, a Chinese citizen (“Dr. Huang”), in Dr. Huang’s capacity as the sole owner of Ever Regal; and

5.	Linqing Jia, a Chinese citizen (“Mr. Jia”), in Mr. Jia’s capacity as the sole owner of each of Fairy Eagle and Rosy Time.

Dr. Huang, is the Co-founder, Chairman and Chief Executive Officer of the Issuer. Mr. Jia is the Co-founder of the Issuer and the spouse of Dr. Huang. Dr. Huang is the sole trustee of the Lan Huang Trust .

The address for each of the Reporting Persons is c/o BeyondSpring Inc., 28 Liberty Street, 39th Floor, New York, NY 10005.

Item 2(d)	Title of class of securities:

Ordinary Shares, par value $0.0001 per share

Item 2(e)	CUSIP No.:

G10830100

CUSIP No. G10830100	SCHEDULE 13G	Page 8 of 12
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐
Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership:

A.    Ever Regal

Amount beneficially owned:

3,660,000 Percent of class: 15.79%

Number of shares to which the person has:
(i)	Sole Voting Power:	0
(ii)	Shared Voting Power:	3,660,000
(iii)	Sole Dispositive Power:	0
(iv)	Shared Dispositive Power:	3,660,000

CUSIP No. G10830100	SCHEDULE 13G	Page 9 of 12
B.	Fairy Eagle

	Amount beneficially owned: 4,620,000 Percent of class: 19.93%

	Number of shares to which the person has:
	(i) Sole Voting Power:	0
	(ii) Shared Voting Power:	4,620,000
	(iii) Sole Dispositive Power:	0
	(iv) Shared Dispositive Power:	4,620,000

C.	Rosy Time

	Amount beneficially owned: 2,190,000

	Percent of class: 9.45%

	Number of shares to which the person has:
	(i) Sole Voting Power:	0
	(ii) Shared Voting Power:	2,190,000
	(iii) Sole Dispositive Power:	0
	(iv) Shared Dispositive Power:	2,190,000

D.	Dr. Huang

	Amount beneficially owned: 11,367,037

	Percent of class: 49.03%

	Number of shares to which the person has:
	(i) Sole Voting Power:	0
	(ii) Shared Voting Power:	11,367,037
	(iii) Sole Dispositive Power:	0
	(iv) Shared Dispositive Power:	11,367,037
E.	Mr. Jia

	Amount beneficially owned: 11,367,037

	Percent of class: 49.03%

	Number of shares to which the person has:
	(i) Sole Voting Power:	0
	(ii) Shared Voting Power:	11,367,037
	(iii) Sole Dispositive Power:	0
	(iv) Shared Dispositive Power:	11,367,037

Dr. Huang is the sole owner of Ever Regal and, as such, has the ability to direct the management of the business of Ever Regal, including the power to direct decisions regarding the vote and disposition of securities held by Ever Regal; therefore, Dr. Huang may be deemed to have indirect beneficial ownership of the Ordinary Shares directly beneficially owned by Ever Regal. Dr. Huang is the spouse of Mr. Jia.

CUSIP No. G10830100	SCHEDULE 13G	Page 10 of 12
Mr. Jia is the sole owner of each of Fairy Eagle and Rosy Time and, as such, has the ability to direct the management of the business of each of Fairy Eagle and Rosy Time, including the power to direct decisions regarding the vote and disposition of securities held by each of Fairy Eagle and Rosy Time; therefore, Mr. Jia may be deemed to have indirect beneficial ownership of the Ordinary Shares directly beneficially owned by each of Fairy Eagle and Rosy Time. Mr. Jia is the spouse of Dr. Huang.

The percentages used in this Schedule 13G are calculated based upon the Issuer’s 23,184,612 issued and outstanding Ordinary Shares as of February 14, 2019, as reported by the Issuer to the Reporting Persons.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Ordinary Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2019

EVER REGAL GROUP LIMITED

By:	/s/ Lan Huang
Name:	Lan Huang
Title:	Director

FAIRY EAGLE INVESTMENT LIMITED

By:	/s/ Linqing Jia
Name:	Linqing Jia
Title:	Director

ROSY TIME HOLDINGS LIMITED

By:	/s/ Linqing Jia
Name:	Linqing Jia
Title:	Director

/s/ Lan Huang
Lan Huang

/s/ Linqing Jia
Linqing Jia